<u>FORM 6-K</u>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For <u>May 10, 2007</u>

<u>PETAQUILLA MINERALS LTD. (File #0-26296)</u>

(Translation of registrant's name into English)

<u>Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9</u>
(Address of principal executive offices)

Attachments:
      1.   News Release dated May 10, 2007
      2.   Material Change Report dated May 10, 2007 (re: May 10/07 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __✓__   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____   No __✓__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.
(Registrant)

Date: May 10, 2007   By: ***"Tony M. Ricci"***
                                (Name)

                               Its: Chief Financial Officer
                                (Title)



PETAQUILLA MINERALS LTD.

Trading Symbols:	
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Private Placement Closes

Vancouver, BC – May 10, 2007: Pursuant to a private placement of 1,250,000 units previously announced on April 18, 2007, Petaquilla Minerals Ltd. (the "Company") announces that it has now closed a non-brokered private placement for an increased amount of 1,411,912 units. A total of 1,387,879 units were priced at $2.00 per unit with the remaining 24,033 units priced at $2.02 per unit for gross proceeds in the amount of $2,824,304.66 (the "Private Placement").

Each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the Private Placement. The share purchase warrants are subject to an accelerated expiry provision that, if the volume weighted average trading price of the common shares of the Company as traded on the Toronto Stock Exchange exceeds $7.00 per share for at least 30 consecutive trading days, the Company shall have the right, exercisable within 30 days thereafter, to give notice to each warrant holder requiring the exercise of the warrants within a thirty (30) day period. If the Company exercises such right, the warrants will, if not exercised by the warrant holder in accordance with their terms and conditions, expire at the end of such thirty (30) day period.

The closing date of the private placement was May 9, 2007, and all securities issued under the Private Placement are subject to a four-month and a day resale restriction that remains in effect until September 10, 2007.

The proceeds of the Private Placement will be used for general corporate purposes and working capital.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll-free: 1-877-694-0021
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. **Name and Address of Company**

Petaquilla Minerals Ltd. (the "Company")
410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2. **Date of Material Change**

May 10, 2007

Item 3. **News Release**

The Company's news release dated May 10, 2007, was disseminated by CCN Matthews on May 10, 2007.

Item 4. **Summary of Material Change**

The Company announced that it has closed a non-brokered private placement of 1,411,912 units for gross proceeds in the amount of $2,824,304.66.

Item 5. **Full Description of Material Change**

For a full description of the material change, please see Schedule "A".

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

Item 7. **Omitted Information**

Not Applicable.

Item 8. **Executive Officer**

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9. **Date of Report**

Dated May 10, 2007

PETAQUILLA MINERALS LTD.

Per: "Richard Fifer"

Richard Fifer
President and Chief Executive Officer

SCHEDULE "A"

NEWS RELEASE FOR: PETAQUILLA MINERALS LTD.

Contact person: Richard Fifer

Contact telephone number: 604-694-0021



PETAQUILLA MINERALS LTD.

Trading Symbols:
TSX: PTQ
OTCBB: PTQMF
FWB: P7Z

NEWS RELEASE

Private Placement Closes

Vancouver, BC – May 10, 2007: Pursuant to a private placement of 1,250,000 units previously announced on April 18, 2007, Petaquilla Minerals Ltd. (the "Company") announces that it has now closed a non-brokered private placement for an increased amount of 1,411,912 units. A total of 1,387,879 units were priced at $2.00 per unit with the remaining 24,033 units priced at $2.02 per unit for gross proceeds in the amount of $2,824,304.66 (the "Private Placement").

Each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the Private Placement. The share purchase warrants are subject to an accelerated expiry provision that, if the volume weighted average trading price of the common shares of the Company as traded on the Toronto Stock Exchange exceeds $7.00 per share for at least 30 consecutive trading days, the Company shall have the right, exercisable within 30 days thereafter, to give notice to each warrant holder requiring the exercise of the warrants within a thirty (30) day period. If the Company exercises such right, the warrants will, if not exercised by the warrant holder in accordance with their terms and conditions, expire at the end of such thirty (30) day period.

The closing date of the private placement was May 9, 2007, and all securities issued under the Private Placement are subject to a four-month and a day resale restriction that remains in effect until September 10, 2007.

The proceeds of the Private Placement will be used for general corporate purposes and working capital.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll-free: 1-877-694-0021
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN.